UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*
DIADEM RESOURCES LTD.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

25243T
(CUSIP Number)

May 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No.	25243T

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Goodman & Company, Investment Counsel Ltd., 55th Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada M5H 4A9

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	N/A
(b)

3. SEC Use Only

4. Citizenship or Place of Organization:		Toronto, Ontario, Canada

Number of	5. Sole Voting Power	12,500,000
Shares
Beneficially	6. Shared Voting Power	Nil
Owned by
Each	7. Sole Dispositive Power	12,500,000
Reporting
Person With	8. Shared Dispositive Power	Nil

9. Aggregate Amount Beneficially Owned by Each Reporting Person
12,500,000 Common Shares are held within mutual funds or other client accounts managed by Goodman & Company, Investment Counsel Ltd. ("G&C") acting as Investment Counsel and Portfolio Manager. Of the 12,500,000 common shares referred herein, 5,000,000 common shares are securities in respect of which DMP Resource Class (formerly CMP 2003 Resource Limited Partnership) has previously filed under Dundee Wealth Management Inc. ("Dundee Wealth") in Schedule 13G Reports dated September 17, 2003 and October 8, 2004.

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A

11. Percent of Class Represented by Amount in Row (9) 10.19%

12. Type of Reporting Person (See Instructions) IA

Page 2 of 5 pages

Item 1. (a) Name of Issuer
                  Diadem Resources Ltd.

Item 1. (b) Address of Issuer's Principal Executive Offices
                  110 Meadowvale Road, Toronto, Ontario, Canada, M1C 1S1

Item 2. (a) Name of Person Filing
                  Goodman & Company, Investment Counsel Ltd.

Item 2. (b) Address of Principal Business Office or, if none, Residence
                  55th Floor, 40 King Street West, Scotia Plaza, Toronto, Ontario, Canada  M5H 4A9

Item 2. (c) Citizenship
                  Canadian

Item 2. (d) Title of Class of Securities
                  Common Shares

Item 2. (e) CUSIP Number
                  25243T

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a: N/A
(a)	[	]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[	]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[	]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[	]	Investment company registered under section 8 of the Investment Company Act of 1940
(15 U.S.C 80a-8).
(e)	[	]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[	]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[	]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[	]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12
U.S.C. 1813);
(i)	[	]	A church plan that is excluded from the definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[	]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CANADIAN INVESTMENT COUNSELLING FIRM

Page 3 of 5 pages

Item 4. Ownership.

(a) Amount beneficially owned: 12,500,000 Common Shares
(b) Percent of class: 10.19%
(c) Number of shares as to which the person has:
                       (i) Sole power to vote or to direct the vote  12,500,000 Common Shares
                       (ii) Shared power to vote or to direct the vote  Nil
                       (iii) Sole power to dispose or to direct the disposition of  12,500,000 Common Shares
                       (iv) Shared power to dispose or to direct the disposition of  Nil

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8. Identification and Classification of Members of the Group

Whereas Schedule 13G Reporting was previously effected by Dundee Wealth in respect of common shares of Diadem Resources Ltd. ("Diadem") held by DMP Resource Class (formerly CMP 2003 Resource Limited Partnership) (please refer to Schedule 13G Reports dated September 17, 2003 and October 8, 2004), this report is an initial eligible institutional investor report filed by G&C (an investment counsel and portfolio manager and indirect subsidiary of Dundee Wealth) in respect of holdings of client accounts under G&C's management, including the holdings of DMP Resource Class.

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
June 7, 2005
Date

Signature

Robert Cohen, Portfolio Manager
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath this signature.

Page 5 of 5 pages